July 16, 2014

VIA EDGAR CORRESPONDENCE AND COURIER

Re:	Catalent, Inc.
Registration Statement on Form S-1 File No. 333-193542

Jeffrey P. Riedler, Assistant Director

Daniel Greenspan

Christina De Rosa

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Riedler, Mr. Greenspan and Ms. De Rosa:

On behalf of Catalent, Inc. ( “Catalent”), we hereby submit to the Securities and Exchange Commission on a supplemental basis certain sections the above-referenced Registration Statement relating to the offering of shares of Catalent’s common stock, each marked to show changes to the Registration Statement from Amendment No. 4 as filed on May 30, 2014 to reflect certain information relating to the fiscal year ended June 30, 2014, including the “Compensation Discussion and Analysis” section, as well as an estimated initial public offering price per share between $19.00 and $22.00 per share, a share split of 70-for-1 and an assumed offering size of 42,500,000 shares (before giving effect to the underwriters’ option to purchase additional shares), including:

SECURITIES AND EXCHANGE COMMISSION	July 16, 2014

•	“Summary—Recent Developments”;

•	“Summary—The Offering”;

•	“Use of Proceeds”;

•	“Capitalization”;

•	“Dilution”;

•	“Management—Executive Compensation”;

•	“Certain Relationships and Related Party Transactions”;

•	“Security Ownership of Certain Beneficial Owners and Management”;

•	“Shares Eligible for Future Sale”; and

•	Catalent’s financial statements.

*    *    *    *    *

Please do not hesitate to call Edward P. Tolley III at 212-455-3189 or Xavier Kowalski at 212-455-3804 with any questions or further comments you may have regarding this filing.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Sasha Parikh Mark Brunhofer

Catalent, Inc. Samrat S. Khichi, Esq.

Shearman & Sterling LLP Michael Benjamin, Esq.

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